UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ExamWorks Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30066A
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
Richard E. Perlman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
2,088,418 (1)
	6.	Shared Voting Power
11,567
	7.	Sole Dispositive Power
2,088,418 (1)
	8.	Shared Dispositive Power
11,567
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,099,985 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
6.0% (2)
12.	Type of Reporting Person (See Instructions)
IN
(1)
Includes 593,110 shares subject to options exercisable within sixty (60) days of December 31, 2012, and 171,742 shares held in an IRA.  Does not include 40,730 restricted shares issued on January 7, 2013.

(2)
The ownership percentage is calculated based on a total of 34,341,360 Common Shares outstanding as of December 31, 2012.  The denominator used to calculate ownership percentage also includes 593,110 shares subject to options exercisable within sixty (60) days of December 31, 2012.

1.	Names of Reporting Persons.
Compass Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
11,567
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
11,567
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,567
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
0.0003% (3)
12.	Type of Reporting Person (See Instructions)
OO

(1)	The ownership percentage is calculated based on a total of 34,341,360 Common Shares outstanding as of December 31, 2012.

Item 1.

(a)	Name of Issuer

ExamWorks Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3280 Peachtree Road NE
Suite 2625
Atlanta, GA 30305

Item 2.

	(a)-(c)	This Statement is being filed jointly by the following (the “Reporting Persons”):

(i) Richard E. Perlman, an individual citizen of the United States (“Perlman”)
655 Madison Avenue
23rd Floor
New York, NY 10065

(ii) Compass Partners, L.L.C., a New York limited liability company (“Compass”)
655 Madison Avenue
23rd Floor
New York, NY 10065

	(d)	Title of Class Securities

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number

30066A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

For Perlman:

(a) Amount beneficially owned: 2,099,985 (1)

(b) Percent of class: 6.0% (2)

(c) Number of shares to which Perlman has:

(i) Sole power to vote or to direct the vote: 2,088,418 (1)

(ii) Shared power to direct the vote: 11,567

(iii) Sole power to dispose or to direct the disposition of: 2,088,418 (1)

(iv) Shared power to dispose or to direct the disposition of: 11,567

For Compass and Holdings:

(a) Amount beneficially owned: 11,567

(b) Percent of class: 0.0003% (3)

(c) Number of shares to which Compass and Holdings have:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to direct the vote: 11,567

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 11,567

(1)
Includes 593,110 shares subject to options exercisable within sixty (60) days of December 31, 2012, and 171,742 shares held in an IRA.  Does not include 40,730 restricted shares issued on January 7, 2013.

(2)
The ownership percentage is calculated based on a total of 34,341,360 Common Shares outstanding as of December 31, 2012.  The denominator used to calculate ownership percentage also includes 593,110 shares subject to options exercisable within sixty (60) days of December 31, 2012.

(3)	The ownership percentage is calculated based on a total of 34,341,360 Common Shares outstanding as of December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Members of the Group are listed in Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013

COMPASS PARTNERS, L.L.C.

By:	/s/ Richard E. Perlman
Richard E. Perlman, President

RICHARD E. PERLMAN

/s/ Richard E. Perlman
Richard E. Perlman

Exhibit 1

Members of the Group Pursuant to Item 8.

Pursuant to Item 8 of this Schedule 13G, the members of the group with respect to the common stock owned of record by Compass are Perlman and Compass.  Compass is the record owner of 11,567 shares of common stock.

Exhibit 2

Joint Filing Agreement

THIS JOINT FILING AGREEMENT (this “Agreement”) is entered into as of the 4th day of February, 2013, by and between Compass Partners, L.L.C., a New York limited liability company (“Compass”) and Richard E. Perlman, an individual resident of the State of New York (“Perlman”, and together with Compass, the “Joint Filers”).

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13G; and

WHEREAS, each of the Joint Filers wishes to file the Schedule 13G and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1.	The Joint Filers hereby agree that the Schedule 13G is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act.

2.
Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1) under the Exchange Act, it is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.	Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13G, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

 IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually as of the day and year first above written.

COMPASS PARTNERS, L.L.C.

By:	/s/ Richard E. Perlman
Richard E. Perlman, President

RICHARD E. PERLMAN

/s/ Richard E. Perlman
Richard E. Perlman